Via Facsimile and U.S. Mail
Mail Stop 6010


February 10, 2006


Mr. Richard C. Pfenniger, Jr.
Chairman, CEO and President
Continucare Corporation
7200 Corporate Center Drive, Suite 600
Miami, FL 33126

      Re:	Continucare Corporation
		Form 10-K for Fiscal Year Ended June 30, 2005
		Filed September 19, 2005
      Form 10-Q for Fiscal Year Ended September 30, 2005
	File No.  1-12115

Dear Mr. Pfenniger, Jr.:

      We have reviewed your February 1, 2006 response to our January
24, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. In addition, please consider our comments in preparing your Form 10-Q for the quarter ended December 31, 2005 and comply with them therein, as applicable.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2005

Item 7. Management`s Discussion and Analysis
Critical Accounting Policies and Estimates
Medical Claims Expense Recognition, page 21

1. Refer to your response to our comment 1. Please provide us, in disclosure type format, the change in estimate related to IBNR for each period presented.

Notes to Consolidated Financial Statements
Note 2- Summary of Significant Accounting Policies
Due From HMO`s, page F-10

2. Refer to your response to our comment 4. Please confirm to us that you will clarify in your disclosure that you perform your own calculation of IBNR and record your estimate net of amounts recorded as `Due from HMOs` on the balance sheet. This is not clear in the current disclosure.

Note 13- Valuation and Qualifying Accounts, page F-20

3. Refer to your response to our comment 6. Please confirm to us that you will clarify in your disclosure, consistent with your response, herein and in MD&A to what the $4.1 million write-off of uncollectible accounts receivable and the $6.4 million write-off of uncollectible notes in 2004 relates. `

Form 10-Q for the quarter ended September 30, 2005

Note 3- Stock Based Compensation, page 7

4. Refer to your response to our comment 7. Please provide us, in disclosure type format, the following additional disclosures as required by FAS 123(R) or tell us why these additional disclosures are not applicable:

* The effect of the change from applying the original provisions of
Statement 123 on income from continuing operations, cash flow from operations, cash flow from financing activities (refer to paragraph
84 of FAS 123(R).
* The number and weighted-average grant-date fair value of equity instruments not specified in paragraph A240b1 (for example, shares of non-vested stock), for each of the following groups of equity instruments: (a) those non-vested at the beginning of the year,
(b)
those non-vested at the end of the year, and those (c) granted,
(d)
vested, or (e) forfeited during the year (refer to paragraph
A240b2).
* For the year ended September 30, 2004, the weighted-average grant-
date fair value of equity options or other equity instruments granted
during the year (refer to paragraph A240c1 of FAS 123(R).
* For the year ended September 30, 2004, the total intrinsic value of
options exercised (refer to paragraph A240c2 of FAS 123(R)).
* For each year for which an income statement is provided, share-based liabilities paid and the total fair value of shares vested during the year (refer to paragraph A240c2 of FAS 123(R)).
* The amount of cash used to settle equity instruments granted under
share-based payment arrangements (refer to paragraph A240j of FAS
123(R)).
* A description of the entity`s policy, if any, for issuing shares upon share option exercise, including the source of those shares (refer to paragraph A240k of FAS 123(R)).
*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

      	You may contact Sasha Parikh, Staff Accountant, at (202)
551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



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Richard C. Pfenniger, Jr.
Continucare Corporation
February 10, 2006
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